DANIEL J. BERGESON, Bar No. 105439
dbergeson@be-law.com
KYUNG M. LEE, Bar No. 262128
klee@be-law.com
BERGESON, LLP
303 Almaden Boulevard, Suite 500
San Jose, CA 95110-2712
Telephone: (408) 291-6200
Facsimile: (408) 297-6000

Attorneys for Defendant
PHILLIP GOLDSTEIN

SUPERIOR COURT STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

FIRSTHAND TECHNOLOGY VALUE FUND, INC., a Maryland corporation,

Plaintiff,

vs.

PHILLIP GOLDSTEIN, an individual; ASA GOLD AND PRECIOUS METALS, LIMITED, a Bermuda corporation; and DOES 1 through 20, inclusive,

Defendants.

Case No. 113CV253875

DEFENDANT PHILLIP GOLDSTEIN'S MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT OF HIS DEMURRER TO PLAINTIFF'S COMPLAINT

Date: December 19, 2013
Time: 9:00 a.m.
Judge: Hon. Mark H. Pierce
Courtroom: 9

Complaint Filed: September 30, 2013

I. INTRODUCTION

The Complaint by Plaintiff Firsthand Technology Value Fund, Inc. ("Firsthand" or "Plaintiff") alleges two causes of action against Defendant Phillip Goldstein ("Goldstein"). Firsthand fails to state facts sufficient to constitute any cause of action against Goldstein upon which relief may be granted.

First, Firsthand alleges that Goldstein, who is a principal of Bulldog Investors, which is a shareholder of Firsthand, used his position as a director of ASA Precious Gold and Metals, Ltd. ("ASA") to force ASA's Chief Financial Officer, Rodney Yee ("Yee"), to resign as a member of Firsthand's Board of Directors when Yee stood for re-election to the board. (Complaint ("Compl.") ¶¶ 43-47.)

Firsthand's first cause of action for intentional interference with contractual relations fails to state a cause of action because Firsthand does not allege or identify the existence of any contract between Firsthand and Yee. Nor could Firsthand ever identify such a contract. The election or re-election of a director is fundamentally a matter left to the decision of a company's shareholders. A director does not have a contract with a company guaranteeing his service as a board member, and he may resign at any time for any reason or no reason. As such, there can be no contract for Yee's re-election as a director, because that re-election is up to Firsthand's shareholders. Accordingly, there is no contract between Yee and Firsthand that could possibly be the basis for a claim of intentional interference with contractual relations.

Also, Firsthand's Complaint fails to provide factual support for its claim that Goldstein's alleged conduct resulted in "economic coercion" interfering with a purported agreement between Firsthand and Yee. Indeed, Firsthand's "economic coercion" allegation makes no sense since the ASA Board has the fundamental right to manage the affairs of its own company, including deciding whether one of its officers should serve on the board of another company.

Firsthand's third cause of action alleges, in bare-bones and conclusory fashion, that Goldstein violated California Business & Professions Code Section 17200. The Complaint, however, is bereft of any allegations as to how Goldstein's conduct amounted to an "unlawful," "unfair," or "fraudulent" business practice. Firsthand's 17200 claim, moreover, seeks only a

generalized injunction precluding Goldstein from "further interference" with Firsthand's "board or operations."

In other words, Firsthand lacks standing to assert the injunctive relief it seeks under Section 17200. Firsthand fails to seek injunctive relief that bears any relationship to the purported harm it has suffered. Worse, Firsthand fails to provide any factual allegations of actual or potential threats of further violations by Goldstein to support any, let alone such a sweeping, injunction.

In reality, Firsthand's lawsuit appears to be motivated by nothing more than its view that Goldstein is an activist stockholder who may, at some point, commence a proxy contest against Firsthand for control of its Board. (Compl. ¶¶ 4, 17-22, 38.) Thus, Firsthand has brought frivolous claims in order to obtain a broad, generalized injunction that could be wielded against Goldstein in the event of a proxy action or any other dispute between Goldstein and the Firsthand Board.[1] The Court should reject that invitation.

For the reasons stated above, Goldstein respectfully requests that the Court issue an order sustaining his demurrer. While Goldstein acknowledges that leave to amend should be liberally granted, no leave should be granted in this case given that the Complaint fails to plead any facts that could support a conceivable claim.

II. BACKGROUND

Firsthand is a publicly traded venture capital fund that is incorporated in Maryland and has its principal place of business in San Jose, California. Firsthand invests in private technology and cleantech companies, including the advanced materials, semiconductor, social networking, solar energy, and telecommunications industries. (*Id.* ¶ 3.) Goldstein is the principal of the general partner of six private investment partnerships in the group of funds operated by Bulldog Investors, which has its principal place of business in Saddle Brook, New Jersey. Plaintiff alleges that Goldstein has a history of shareholder activism in "closed-end funds." (*Id.* ¶ 4.)

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[1] Goldstein separately has filed an anti-SLAPP motion persuant to California Civil Procedure Code Section 425.16.

ASA is a Bermuda corporation with its principal place of business in San Mateo, California. ASA is a closed-end investment fund that invests in precious metals. Goldstein has been a member of the ASA Board of Directors since 2008. (*Id.* ¶¶ 5-6.)

Firsthand alleges that on September 10, 2010, Firsthand's stockholders elected Rodney Yee to serve a three-year term as an independent director on the Firsthand Board of Directors. Prior to his election as a Firsthand director, Yee accepted an offer to be CFO of ASA. (*Id.* ¶¶ 10-11.)

Firsthand further alleges that starting in September 2012 and continuing through February 2013, Goldstein asked the Board and management of Firsthand to undertake a stock buy back in order to increase stockholder value. Firsthand asserts that when it refused the request, Bulldog Investors publicly announced in Spring 2013 its intent to acquire a sufficient ownership interest in Firsthand to elect its own directors and terminate Firsthand's investment advisor. (*Id.* ¶¶ 18-19, 21.)

Firsthand alleges that on March 18, 2013 it filed a proxy statement with the Securities and Exchange Commission and provided notice to its stockholders stating that at an annual stockholders meeting scheduled for May 23, 2013, the Firsthand stockholders would be asked to re-elect Yee for another three-year term as a director. On April 10, 2013, Goldstein mailed a letter on Bulldog Investors letterhead to Firsthand's stockholders asking them to withhold their vote on Yee's re-election. (*Id.* ¶¶ 26-27.) Subsequently, Goldstein allegedly used his influence on the ASA Board to have the ASA Board "force" Yee to resign from the Firsthand Board of Directors. Yee resigned as a Firsthand director on April 24, 2013. (*Id.* ¶¶ 28-30.) Plaintiff alleges that Goldstein orchestrated Yee's resignation in order "to gain an unfair advantage" in any proxy battle for control of the Firsthand Board, (*id.* ¶¶ 30-32, 36), but does not explain why Goldstein acted unfairly toward Firsthand or provide an intelligible explanation of the "advantage" he allegedly sought to achieve.

Based on such allegations, Firsthand brings two claims against Goldstein. The first cause of action alleges intentional interference with contractual relations, (*id.* ¶¶ 42-53), and the third cause of action alleges violation of California Business & Professions Code Section 17200, (*id.* ¶¶

66-69).[2] Firsthand seeks unspecified general, compensatory and punitive damages based on the first cause of action and only injunctive relief "precluding Goldstein from further interference with the Technology Fund Board or operations" based on the third cause of action.

III. ARGUMENT

When any ground for objection appears on the face of the complaint, the objection on that ground may be taken by demurrer. CCP § 430.30(a). A general demurrer under CCP § 430.10(e) will lie when the complaint does not state facts sufficient to constitute a cause of action upon which relief may be granted. A demurrer is to be treated "as admitting all material facts properly pleaded, but not contentions, deductions or conclusions of fact or law." *Blank v. Kirwan*, 39 Cal. 3d 311, 318 (1985). Leave to amend can be denied where it is apparent that the defect cannot be cured by amendment. It is Firsthand's burden to demonstrate how the complaint can be amended to state a cause of action. *Titus v. Canyon Lake Prop. Owners Assn.*, 118 Cal. App. 4th 906, 917-18 (2004).

As discussed below, the first and third causes of action against Goldstein fail. Accordingly, the Court should sustain Goldstein's demurrer to the Complaint in all respects.

A. The Court Should Sustain the Demurrer as to the First Cause of Action.

"The elements which a plaintiff must plead to state the cause of action for intentional interference with contractual relations are (1) a valid contract between plaintiff and a third party; (2) defendant's knowledge of this contract; (3) defendant's intentional acts designed to induce a breach or disruption of the contractual relationship; (4) actual breach or disruption of the contractual relationship; and (5) resulting damage." *Pac. Gas & Elec. Co. v. Bear Stearns & Co.*, 50 Cal. 3d 1118, 1126 (1990).

Firsthand's claim for intentional interference with contractual relations fails to satisfy these requirements. Fundamentally, Firsthand fails to allege the existence of any contract between Firsthand and Yee regarding Yee's service as a Firsthand director. That is not a simple oversight. There is no contract between a director and a company concerning his service on the company's Board. A director is elected by a company's stockholders for a specific term of office and may

[2] The second cause of action alleges interference with contractual relations against ASA.

resign at any time for any reason or no reason. Thus, a director serves on the board at the pleasure of the stockholders.

Notably, Yee's term as a director was due to expire in May 2013, just six weeks after he resigned. Yee and Firsthand could not possibly have entered into a contract concerning Yee's re-election as a director, which is for Firsthand's stockholders to decide. Thus, Firsthand has no "contractual rights" with Yee, (Compl. ¶¶ 51-52), that extends to his re-election as a director.

Firsthand also alleges that ASA's demand for Yee's resignation constituted "economic coercion because ASA was in a superior economic position to Yee." (*Id.* ¶ 48.) But that assertion only alleges damage to Yee, *not* to Firsthand. Yee might have a claim, but Firsthand has no standing to bring any such claim (assuming one even existed) on Yee's behalf.

Finally, Firsthand's assertion of "economic coercion" by the ASA Board against Yee is absurd as a matter of law. Yee, as an officer of ASA, is subject to the instructions of the ASA Board. The ASA Board, in the exercise of its statutory right to manage the affairs of ASA, has an absolute right to instruct one of its officers to resign from the Board of another company without fear of being hauled into court based on groundless claims.

For all the reasons stated above, the Court should sustain Goldstein's demurrer to the first cause of action.

B. The Court Should Sustain the Demurrer as to the Third Cause of Action.

Firsthand makes only a bare-bones and conclusory claim of an alleged violation of Section 17200 that fails in the most elemental fashion to describe how the statute was violated. Firsthand alleges only that "[t]he acts outlined above by Goldstein and ASA constitute unfair business practices within the meaning" of Section 17200. (*Id.* ¶ 67.) Such a conclusory allegation plainly fails to specify which particular acts violated Section 17200 and the nature of the violation.

First, the alleged wrongful conduct is not "unlawful." "An unlawful business practice under the UCL is 'anything that can properly be called a business practice and that at the same time is forbidden by law.'" *Morgan v. AT&T Wireless Servs., Inc.*, 177 Cal. App. 4th 1235, 1254 (2009). Because Firsthand's claim for intentional interference with a contractual relationship fails, it cannot show that any conduct by Goldstein was unlawful.

Second, Firsthand fails to plead facts showing that Goldstein's alleged conduct was "unfair." An "unfair" act under the statute is "conduct that threatens an incipient violation of an antitrust law, or violates the policy or spirit of one of those laws because its effects are comparable to or the same as a violation of the law, or otherwise significantly threatens or harms competition." *Cel-Tech Comm'cns, Inc. v. Los Angeles Cellular Tel. Co.*, 20 Cal. 4th 163, 187 (1999); *Byars v. SCME Mortg. Bankers, Inc.*, 109 Cal. App. 4th 1134, 1147 (2003) (applying *Cel-Tech* to a consumer action). Firsthand does not allege any incipient violation of the antitrust laws, any violation of the policies underlying the antitrust laws, or any actual or threatened harm to competition.

Third, Firsthand fails to show any of the alleged actions were "fraudulent." In order to prove liability for "fraudulent" conduct, a plaintiff must show that *members of the public* are likely to be deceived. *See Express, LLC v. Fetish Grp. Inc.*, 464 F. Supp. 2d 965, 980 (C.D. Cal. 2006) (dismissing claims because plaintiff failed to show "members of the public" were likely to be deceived). Here, Firsthand makes no such allegations, nor can it, given that Firsthand alleges only injury to itself, not to the public.

Moreover, Firsthand seeks only injunctive relief based on the third cause of action. Firsthand, however, lacks standing to seek an injunction. As a threshold matter, it is noteworthy that although the resignation of Yee from the Firsthand Board constitutes the entire basis for the alleged violation, Firsthand does not request any injunctive or other equitable relief concerning Yee.

Instead of requesting any equitable relief that specifically applies to Yee's resignation, or seeking an injunction that is narrowly tailored to prohibit specific conduct, Firsthand instead seeks a sweeping injunction that would bar Defendants from "further interference" with the Firsthand Board "or its operations." Such an injunction could cover virtually any conduct by Goldstein or Bulldog that the Firsthand Board does not like. Firsthand lacks standing to seek such an injunction. *See Pfizer Inc. v. Super. Ct.*, 182 Cal. App. 4th 622 (2010). Allegations concerning only purported past wrongdoing – which is all that is alleged – are insufficient to obtain even a narrowly tailored injunction. What Firsthand entirely fails to do is provide concrete, specific

allegations showing the threat of continuing misconduct that would injure Firsthand. *Madrid v. Perot Sys. Corp.*, 130 Cal. App. 4th 440, 463 (2005) (allegation and prayer that court "order defendants to immediately cease all acts of unfair competition and enjoin defendants from continuing to conduct business via the unlawful and unfair business acts or practices" was insufficient for obtaining injunctive relief). Indeed, the only "threat" identified by Firsthand is that Bulldog might commence a proxy contest for control of the Firsthand Board. Such an action would be entirely within Bulldog's legal right to pursue if it chose to do so.

Fundamentally, Plaintiff is using this action as a pretext for seeking a vague and broad injunction that it could wield against Goldstein and Bulldog in the event of a proxy contest or another dispute between Goldstein and Firsthand. That effort should be rejected.

For all of these reasons, the Court should sustain the demurrer to Firsthand's third cause of action.

IV. CONCLUSION

For the foregoing reasons, Goldstein respectfully requests that the Court sustain his demurrer as to the first and third causes of action. While acknowledging that leave to amend is liberally granted, Goldstein requests that the demurrer be sustained without leave to amend, given that the Complaint is devoid of any set of facts that could support a proper cause of action. Alternatively, the Court should demand that Firsthand demonstrate how any amended complaint could cure the defects in its claims.

Dated: November 18, 2013

BERGESON, LLP

By: ______________________
Daniel J. Bergeson

Attorneys for Defendant
PHILLIP GOLDSTEIN